J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 24, 2025

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan 100%
U.S. Treasury Securities Money Market ETF (the “Fund”)
File Nos. 333-191837; 811-22903
Post-Effective Amendment No. 483

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on August 19, 2025, with respect to the filing made on June 30, 2025, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Funds’ Rule 485(b) PEA.

2.

Comment: It appears that the Fund anticipates settling its share transactions according to the timing typically used for ETFs (T+1) rather than money market funds (T+0). Has the registrant considered more prominent disclosure about this difference?

Response: The Trust does not currently expect to include more prominent disclosure regarding settling its share transactions on a T+1 basis. The Trust respectfully notes that money market funds are not required to settle share transactions on a T+0 basis and, indeed, many do not settle share transactions on a T+0 basis.1

3.	Comment: Please advise supplementally whether the Fund expects to apply for access to the Federal Reserve’s Overnight Reverse Purchase Agreement facility? If not, please explain why not?

Response: The Trust does not currently expect the Fund to apply for access to the Federal Reserve’s Overnight Reverse Repurchase Agreement Facility at launch given the requirements for an SEC-registered money market fund to have a minimum size of $2 billion in net assets or a minimum average outstanding amount of reverse repurchase agreement transactions of $500 million.

4.

Comment: Please advise supplementally whether the Fund expects its shares to be eligible for payment of collateral at clearing houses, such as the Chicago Mercantile Exchange (“CME”), which accepts shares from certain money market funds under the Interest Earning Facility 2 (“IEF2”) Money Funds Program? If not, please explain why not.

Response: The Fund is aware of the CME’s IEF 2 Money Funds Program. The Fund does not anticipate that its shares will be eligible for payment of collateral at clearinghouses, such as CME under its IEF 2 Money Funds Program, because the Fund would not meet all of the conditions applicable to money market funds under Commodity Futures Trading Commission (“CFTC”) Regulation 1.25. Namely, the Fund likely does not meet the condition under CFTC Regulation 1.25(c)(5) that a qualifying money market fund be legally obligated to redeem an interest and to make payment in satisfaction thereof by the business day following a redemption request due to the manner in which the Fund as an exchange-traded fund (“ETF”) issues and redeems Shares directly only in Creation Units. The Fund notes that, to date, it does not appear that the CFTC has explicitly considered the eligibility of money market fund ETFs for these purposes. In the event that the Fund’s operations align with CFTC regulatory requirements in the future, the Fund could apply to the CME for inclusion in this voluntary program.

5.	Comment: Please confirm that the Fund will comply with the website posting requirements of both Rule 2a-7 and Rule 6c-11 under the Investment Company Act of 1940.

Response: The Trust confirms that the Fund will comply with the website posting requirements of both Rule 6c-11 and Rule 2a-7.

6.	Comment: Please advise supplementally whether the registrant expects an investment in the Fund to qualify as a “cash equivalent” for purposes of U.S. Generally Accepted Accounting

1 See e.g., BlackRock Summit Cash Reserves Fund, Prospectus (Aug. 22, 2023), available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/353281/000119312523217891/d475388d485bpos.htm; PGIM Government Money Market Fund, Prospectus (Sept. 29, 2023), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/67590/000168386323006834/f36424d1.htm

Principles (“GAAP”). Please explain why or why not? Also address how this analysis would change in a stressed market or a material liquidity event in the U.S. Treasury market, such as a debt ceiling impasse event?

Response: Because the Fund expects to qualify as a “government money market fund” pursuant to Rule 2a-7 under the 1940 Act, the Registrant expects an investment in the Fund, under normal circumstances, to qualify as a “cash equivalent” for purposes of GAAP, consistent with the Staff’s position.2 Under GAAP, cash equivalents are defined as “short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates” and a money market fund is included as an example of a cash equivalent.3 Furthermore, the Registrant does not believe that the Fund’s structure as an ETF would impact this analysis. Similar to other types of money market funds, a stressed market or a material liquidity event may change this analysis if the Fund experiences credit or liquidity issues, in which case an investment in the Fund may no longer qualify as a “cash equivalent.”

7.	Comment: Please explain supplementally how the Fund intends to access the U.S. Treasury repurchase agreement market in light of the new rules requiring central clearing in the U.S. Treasury market?

Response: The Fund is aware of the SEC’s new rules requiring central clearing of U.S. Treasury repurchase agreements and the compliance date thereunder on June 30, 2027. The Fund does not ordinarily intend to use repurchase agreements as part of its main investment strategy. However, if needed, the Trust expects that the Fund will be able to access the Fixed Income Clearing Corporation’s (“FICC”) Sponsored Service through amendments to an existing Sponsored Member Agreement between the Trust and certain financial institutions. The Fund may enter into agreements with other various intermediaries that are members of FICC in order to transact in cleared U.S. Treasury repurchase agreements in FICC’s Sponsored Service. The Fund also will track developments with respect to other access models and may consider also utilizing such models as they become available to registered funds.

PROSPECTUS

What are the Fund’s main investment strategies?

8.

Comment: The fourth paragraph of the section states the Fund will generally hold a portion of its assets in cash. Please explain supplementally how this sentence and the sentence in the second paragraph above that states “[o]rdinarily, the Fund does not buy securities issued or guaranteed by agencies of the U.S. Government” are consistent with the statement that “the Fund invests its assets exclusively in obligations of the U.S. Treasury, including Treasury bills, bonds, and notes.”

Response: We respectfully submit that these statements are not inconsistent. When the Fund’s

2 See SEC, Money Market Fund Reform; Amendments to Form PF, Rel. No. IC-31166 at section III.A.7.

3 See FASB Accounting Standards Codification (“FASB ASC”) paragraph 305-10-20.

assets are invested, they are invested, under normal conditions, exclusively in the types of investments listed in the prospectus. As noted in the disclosure, the Fund generally holds a portion of its assets in cash to address its liquidity needs.

9.

Comment: The second sentence of the sixth paragraph in the section states “[g]overnment money market Funds’ are required to invest at least 99.5% of their assets in…(iii) repurchase agreements that are collateralized fully and are exempt from requirements that permit money market funds to impose a liquidity fee.” Please clarify that such repurchase agreements must be “fully collateralized by cash and/or government securities”.

Response: The Trust notes that such repurchase agreements are fully collateralized by U.S. Treasury Securities and the disclosure in Item 4 and Item 9 will be amended to the following:

Government money market Funds’ are required to invest at least 99.5% of their assets in…(iii) repurchase agreements that are collateralized fully by cash and/or government securities and are exempt from requirements that permit money market funds to impose a liquidity fee.

10.

Comment: The last sentence of the sixth paragraph in the section states “[a] government money market fund may also include investments in other government money market funds as an eligible investment for purposes of the 99.5% requirement above.” Please confirm supplementally either that the Fund does not plan investment in other money market funds or other investment companies, or that it will reflect any such investment in the Fund’s annual fund operating expenses table.

Response: The Trust notes that the Fund may invest in other investment companies but does not currently anticipate that the Fund will incur AFFE in an amount that requires AFFE to be presented as a separate line item in the Fund’s annual fund operating expense table.

The Fund’s Main Investment Risks

11.

Comment: Under the “Risk Associated with the Fund Holding Cash”, the risk disclosure states the “[t]he Fund will generally hold a portion of its assets in cash, primarily to meet redemptions.” Please confirm supplementally that the Fund intends to sell securities and hold cash to meet redemptions instead of redeeming in-kind. If so, please tell us more about the reasons why the ETF has made this choice.

Response: The Trust confirms that the Fund has the flexibility to meet redemption requests through cash and in-kind methods, but primarily intends to transact in cash based on general preferences of authorized participants where cash transactions are considered efficient, cost-effective and timely. Additionally, the Fund intends to meet net outflows utilizing residual cash available from maturing securities in the Fund’s portfolio and will have flexibility to sell securities to match expected outflow under the T+1 structure.

Purchase and Redemption of Shares – Pricing Shares

12.	Comment: The first sentence of the third paragraph in this section states “NAV per share is calculated by dividing the Fund’s net assets by the number of the Fund’s shares outstanding generally rounded to the nearest [sixth] decimal place (e.g., $100.000).” If true, please confirm supplementally that the Fund will have an initial NAV of $100. If not, please advise what the anticipated initial value of the shares will be.

Response: The Trust confirms the Fund will have initial an initial NAV of $100 dollars, rounded to the sixth decimal place.

13.

Comment: The second sentence of the third paragraph in this section states “[h]owever, the Fund’s share price will be calculated to less decimal places in connection with transactions on [ ].” Please advise supplementally what this sentence is referring to.

Response: The Trust confirms that the sentence is discussing share price calculation in connection with transactions on the exchange. The sentence will be updated to the following:

However, the fund’s share price will be calculated to less decimal places in connection with transactions on NYSE Arca.

Shareholder Information – Tax-Advantaged Product Structure

14.

Comment: The second sentence in the paragraph states “[t]he Shares have been designed to be tradable in the secondary market on a national securities exchange on an intra-day basis, and to be created and redeemed in Creation Units at each day’s next calculated NAV. Shares are created and redeemed principally in-kind.” Please confirm supplementally that this is accurate as this is inconsistent with prior redemption disclosure.

Response: This “Shareholder Information – Tax-Advantaged Product Structure” section will be removed from the prospectus.

*   *   *   *   *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (602) 383-1747 or email her at erika.k.messbarger@jpmchase.com.

Sincerely,

Erika K. Messbarger

Assistant Secretary